Madison Technologies Inc.

450 Park Avenue, 30th Floor

New York, NY 10022

(212) 339-5888

October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacey Peikin

Re:	Madison Technologies, Inc.
Registration Statement on Form S-1
File No. 333-259846

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Madison Technologies, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, October 12, 2021, or as soon thereafter as possible.

Please notify Stephen Cohen of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8166 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

MADISON TECHNOLOGIES, INC.

By:	/s/ Philip Falcone
Name:	Philip Falcone
Title:	Chief Executive Officer